                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                           to
                               -------------------------    --------------------

Commission file number 1-6706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Badger Meter, Inc.
                             4545 W. Brown Deer Road
                               Milwaukee, WI 53223

                              REQUIRED INFORMATION



1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

(23)  Consent of Independent Auditors

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Badger Meter
                                      Employee Savings and Stock Ownership Plan



Date:  June 22, 2000             By:  /S/ Richard A. Meeusen
                                      ------------------------------------------
                                      Vice President - Finance and
                                      Chief Financial Officer

             Badger Meter Employee Savings and Stock Ownership Plan

                              Financial Statements
                           and Supplemental Schedules

           December 31, 1999 and 1998 and year ended December 31, 1999




                                    CONTENTS

Report of Independent Auditors............................................... 5

Financial Statements

Statements of Net Assets Available for Benefits.............................. 7
Statement of Changes in Net Assets Available for Benefits.................... 8
Notes to Financial Statements................................................ 9


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year............................................................18
Schedule H, Line 4j - Schedule of Reportable Transactions....................19

                         Report of Independent Auditors

Retirement Plans Investment Committee of the
    Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock
    Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               ERNST & YOUNG LLP


Milwaukee, Wisconsin
May 5, 2000

             Badger Meter Employee Savings and Stock Ownership Plan

                 Statements of Net Assets Available for Benefits


                                            DECEMBER 31
                                        1999          1998
                                     -----------   -----------
ASSETS
   Investments                       $40,620,653   $40,610,917

   Company contribution receivable       447,896        88,779
   Due from brokers                           --        16,560
   Interest receivable                     3,485           416
                                     -----------   -----------
   Total assets                       41,072,034    40,716,672

LIABILITY
   Notes payable                       2,600,000     2,600,000
                                     -----------   -----------

Net assets available for benefits    $38,472,034   $38,116,672
                                     ===========   ===========

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999


Additions:
Investment income:
   Net realized and unrealized appreciation in fair value of
     investments                                               $    531,812
   Interest and dividends                                           781,582
   Investment expenses                                               (3,069)

Contributions:
   Company                                                          452,488
   Participants                                                   2,514,949
                                                               ------------

                                                                  4,277,762

Deductions:

   Benefit payments to participants                               3,838,503
   Interest expense                                                  83,897
                                                               ------------

Net increase                                                        355,362

Net assets available for benefits at beginning of year           38,116,672
                                                               ------------
Net assets available for benefits at end of year               $ 38,472,034
                                                               ============

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 1999



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) are prepared on the accrual basis.

INVESTMENT VALUATION

The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (Mass Mutual). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company's administrative expenses. The Mass Mutual contract is a "fully benefit-responsive" investment contract, as defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, this contract is stated at contract value as reported by the insurance company. Crediting interest rates are adjusted annually on January 1.

The investments in the Heartland U.S. Government Fund and mutual funds, are valued at the redemption price established by the fund's trustee based upon the quoted prices of the underlying assets.

Common trust funds are valued at the redemption price established by the trustee.

The investment in Badger Meter, Inc. (the Company) Common Stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The money market fund is valued at fair value based on quoted market or redemption price on the last business day of the plan year.

Notes receivable from participants are reported at their unpaid principal balance, which approximates fair value.

             Badger Meter Employee Savings and Stock Ownership Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Expenses related to the administration of the Plan are borne by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion.

RECLASSIFICATION

Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

2. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan is for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan adopted under Section 401(k) of the Internal Revenue Code ("IRC" or the "Code"). The Plan was established as of January 1, 1991 to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan and the Badger Meter Employee Stock Ownership Plan into a single plan (See Note 5).

Substantially all domestic employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participant contributions may be made to a maximum of 15% of their compensation on a pre-tax basis, not to exceed the amount allowed by the IRC. Company contributions are

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 7% of the participant's compensation for the year ended December 31, 1999. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company's Board of Directors. No such contributions were made in 1999.

Participant contributions are directed into one, or a combination, of seven investments, at the participant's discretion. Company contributions are made in cash and are used by the Plan to repay principal on the note payable (see Note
5). As principal and interest payments are made on the note payable, unallocated shares of Badger Meter, Inc. Common Stock, which serve as collateral for the note payable, are released to Plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

All contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the pre-tax contributions and growth thereon until the participant withdraws them from the Plan.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. The Company's discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant's account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are fully vested in all amounts in their accounts.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon retirement, death, disability, or termination of employment, the participant's account shall generally be distributed in a single lump sum. Final distributions will be made either in shares of Company Common Stock plus cash in lieu of fractional shares, or entirely in cash.

WITHDRAWALS

A participant's contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expenses, purchase of the participant's principal residence, or other financial need which cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan administrator.

LOANS TO PARTICIPANTS

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant's account balance.

Loan maturities cannot exceed sixty months and are secured by the participants' vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant's Accounts, above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan administrator.

3. INVESTMENTS

The Plan has entered into two unallocated insurance contracts with Mass Mutual.

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

GUARANTEED INCOME GROUP ANNUITY CONTRACT NO. IG 4178

This contract is credited at least annually for interest earned. Interest rates for 1999 and 1998 were 6.25% and 7.00%, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1. The average yields for 1999 and 1998 were 6.02% and 6.63%, respectively.

BADGER METER, INC. COMMON STOCK

The Plan's investment in Badger Meter, Inc. stock consists of 488,114 shares and 503,897 shares as of December 31, 1999 and 1998, respectively.

At December 31, 1999 and 1998, the fair value of the Plan's investment in Badger Meter, Inc. Common Stock, as determined by quoted market price, was $14,704,434 and $17,951,331, respectively.

During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices, as follows:

                                         Net Realized and Unrealized
                                                Appreciation
                                           (Depreciation) in Fair
                                              Value During Year
                                         ---------------------------
Badger Meter, Inc. Common Stock                    $(2,355,972)
Common trust funds                                   2,489,874
Shares of registered investment companies              397,910
                                                   -----------
                                                   $   531,812
                                                   ===========

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                DECEMBER 31
                                             1999          1998
                                         -----------   -----------
Badger Meter Stock Fund*                 $14,704,434   $17,951,331
M&I Growth Balanced Portfolio              4,630,757     4,038,291
M&I Diversified Stock Portfolio            7,824,687     5,940,656
Mass Mutual Guaranteed Income Contract     8,195,791     7,526,254
Heartland Value Plus Fund                  1,912,738     2,331,252

*Nonparticipant-directed

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the investments and the significant components of changes in investments related to the nonparticipant-directed investments are as follows:

                                                       DECEMBER 31
                                                    1999           1998
                                                 -----------   -----------
Investments, at fair value:
   Badger Meter Stock Fund                       $10,895,580   $13,039,961
   Badger Meter, Inc., Unreleased Common Stock     3,808,854     4,504,247
   Badger Meter, Inc., Released Common Stock              --       407,123
                                                 -----------   -----------
                                                 $14,704,434   $17,951,331
                                                 ===========   ===========


                                                            YEAR ENDED
                                                            DECEMBER 31
                                                               1999
                                                            -----------
Change in investments:
   Net realized and unrealized depreciation in fair value   $(2,355,972)
   Interest and dividends, net                                   89,542
   Investment expenses                                             (497)
   Contributions                                                406,685
   Benefit payments to participants                          (1,233,733)
   Interest expense                                             (83,897)
   Transfers between funds                                      (69,025)
                                                            -----------
                                                            $(3,246,897)
                                                            ===========

             Badger Meter Employee Savings and Stock Ownership Plan

5. NOTE PAYABLE

In connection with the formation of the Plan (see Note 2), the Plan assumed a note payable to a bank with a balance of $2,000,000 at January 1, 1991. The note was repaid in equal annual principal payments of $200,000 through February 1995, with the remaining $1,000,000 refinanced on December 1, 1995, due December 1, 2001. The principal amount due on the loan was $700,000 at December 1, 1998. In December 1998, the Plan refinanced the loan and increased it by $1,900,000 to the December 31, 1999 and 1998 balance of $2,600,000. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. Interest is payable at the prime interest rate (prime was 8.5% at December 31, 1999) or at the LIBOR rate plus 1.50% (LIBOR was 6.12% at December 31, 1999). The Plan has the option of designating the outstanding balance as a prime rate loan or a Eurodollar loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. Common Stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

The pledged unallocated shares of Badger Meter, Inc. Common Stock are released as principal payments are made on the note payable. The shares released less any shares that are distributed as benefit payments are considered available, and are allocated to the participants' accounts as of the Plan year end just prior to each annual principal due date on the note payable. At December 31, 1999 and 1998, the breakdown between allocated and unallocated shares were as follows:

             Badger Meter Employee Savings and Stock Ownership Plan

5. NOTE PAYABLE (CONTINUED)

                         Shares
                        Available
                      For Benefits     Cost      Fair Value
                      ------------ -----------   -----------
December 31, 1999:
   Allocated             361,679   $ 4,391,706   $10,895,580
   Unallocated           126,435     2,550,825     3,808,854
                         -----------------------------------
                         488,114   $ 6,942,531   $14,704,434
                         ===================================

Per share                                        $     30.12
                                                 ===========

December 31, 1998:
   Allocated             377,462   $ 4,164,681   $13,447,084
   Unallocated           126,435     2,550,825     4,504,247
                         -----------------------------------
                         503,897   $ 6,715,506   $17,951,331
                         ===================================

Per share                                        $     35.63
                                                 ===========


The loan agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The Company contributions are used to make principal payments on the note payable and will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company's stock.

             Badger Meter Employee Savings and Stock Ownership Plan

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. TRANSACTIONS WITH RELATED PARTIES

During 1999, the Plan received $89,385 in common stock dividends from the Company.

                             Supplemental Schedules

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

     Schedule H, Line 4i -Schedule of Assets Held for Investment Purposes at
                                  End of Year

                                December 31, 1999




                                   DESCRIPTION OF INVESTMENT, INCLUDING       COST/
IDENTITY OF ISSUE, BORROWER,         MATURITY DATE, RATE OF INTEREST,        CONTRACT      CURRENT VALUE/
  LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE               VALUE        CONTRACT VALUE
---------------------------------------------------------------------------------------------------------
*Badger Meter, Inc.                  488,114 shares of common stock         $6,942,531       $14,704,434

Massachusetts Mutual Life               Guaranteed Income Contract
   Insurance Company                         No. IG 4178                                       8,195,791

Heartland U.S. Government Fund,
   Inc.                                      77,160 fund shares                                  702,926

Heartland Value Plus Fund                   140,953 fund shares                                1,912,738

*Marshall International Stock
   Fund                                      80,431 fund shares                                1,459,013

*M&I Growth Balanced
   Portfolio                                218,314 fund shares                                4,630,757


*M&I Diversified Stock
   Portfolio                                276,123 fund shares                                7,824,687


*Marshall Money Market
   Fund                                        119,362 units                                     119,362


Participant loans                       Various interest rates and
                                              maturity dates                                   1,070,945
                                                                                         ------------------
                                                                                             $40,620,653
                                                                                         ==================


* Indicates party-in-interest

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

            Schedule H, Line 4j -Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                                 CURRENT VALUE
                                                                                                  OF ASSET ON
                                                         PURCHASE        SELLING       COST OF    TRANSACTION        NET
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET         PRICE          PRICE         ASSET        DATE        GAIN/(LOSS)
----------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of transactions in excess of 5 percent of net assets

Badger Meter, Inc.               Common Stock            $1,656,002     $        -   $1,656,002   $1,656,002      $      -

Badger Meter, Inc.               Common Stock                     -      2,237,754    2,294,280    2,237,754       (56,526)


There were no category (i), (ii) or (iv) transactions during 1999.

                                  EXHIBIT INDEX


EXHIBIT NO.                                                             PAGE NO.
-----------                                                             --------
(23)              Consent of Ernst & Young LLP, Independent Auditors       21